EXHIBIT 11.3

QUITCLAIM DEED AND ROYALTY AGREEMENT

THIS QUIT CLAIM DEED AND ROYALTY AGREEMENT (this “Agreement”) is made effective as of the 17th day of April, 2006 between NEWMONT NORTH AMERICA EXPLORATION LIMITED, a Delaware corporation, whose address is 1700 Lincoln Street, Denver, Colorado 80203 (hereinafter referred to as “Grantor”‘), and EVOLVING GOLD CORPORATION, a Canadian corporation, whose address is Suite 1200, 1188 W. Georgia Street, Vancouver, BC V6E 4A2, Canada (hereinafter referred to as “Grantee”).

WITNESSETH:

Grantor, for and in consideration of Ten Thousand Dollars ($10,000.00) paid by Grantee on execution and an additional Ten Thousand Dollars ($10,000) paid by Grantee on the first anniversary of the effective date, does by these presents hereby remise, release and forever quitclaim unto Grantee, and to its successors and assigns, forever, all right, title, estate and interest of Grantor in and to all those certain unpatented mining claims described in Exhibit A attached hereto and by this reference made a part hereof (hereinafter referred to as “ Property”), subject to the following reservation and Agreement.

I.                      Grantor hereby reserves unto itself, its successors and assigns forever, and Grantee agrees to pay to Grantor, a perpetual production royalty of two percent (2%) of Net Smelter Returns from the sale or other disposition of all metals, ores, minerals and mineral substances, or concentrates produced therefrom (hereafter referred to as “Minerals”) produced and sold from the Property (hereafter, the “Production Royalty”), determined in accordance with the provisions set forth in this Section 1.

(a)            Net Smelter Returns, in the case of gold, silver, and platinum group metals (“Precious Metals”), shall be determined by multiplying (i) the gross number of troy ounces of Precious Metals contained in the production from the Property (“Monthly Production”) delivered to the smelter, refiner, processor, purchaser or other recipient of such production, or an insurer as a result of casually to such production (collectively, “Payor”) during the preceding calendar month, by (ii) for gold, the average of the London Bullion Market, Afternoon Fix, spot prices for the preceding calendar month (the “Applicable Spot Price”) and for all other Precious Metals, the average of the New York Commodities Exchange final spot prices for the preceding calendar month for the particular Minerals for which the price is being determined, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(A)            charges imposed by the Payor for refining bullion from dore or concentrates of Precious Metals (“Beneficiated Precious Metals”) produced by Grantee’s final mill or other final processing plant; however, charges imposed by the Payor for smelting or refining of raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals shall not be subtracted in determining Net Smelter Returns;

(B)            penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production; and

(C)            charges and costs, if any, for transportation and insurance of Beneficiated Precious Metals from Grantee’s final mill or other final processing plant to places where such Beneficiated Precious Metals are smelted, refined and/or sold or otherwise disposed of.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Grantee, which facilities were not constructed for the purpose of refining Beneficiated Precious Metals or other Minerals from the Property, then charges, costs and penalties for such refining shall mean the amount Grantee would have incurred if such refining were carried out at facilities not owned or controlled by Grantee then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Grantee with respect to such refining.

In the event Grantee receives insurance proceeds for loss of production, Grantee shall pay to Grantor the Production Royally percentage of any such insurance proceeds which are received by Grantee for such loss of production.

(b)            Net Smelter Returns. in the case of all Minerals other than Precious Metals and the beneficiated products thereof (“Other Minerals”), shall be determined by multiplying (i) the gross amount of the particular Other Mineral contained in the Monthly Production delivered to the Payor during the preceding calendar month by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred;

(A)            charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to Grantee’s mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part;

(B)            penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production. but excluding any and all charges and costs of or related to Grantee’s mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(C)            charges and costs, if any, for transportation and insurance of Other Minerals and the beneficiated products thereof from Grantee’s final mill or other final processing plant to places where such Beneficiated Precious Metals are smelted, refined and/or sold or otherwise disposed of.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantee, which facilities were not constructed for the purpose of milling or processing Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantee would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantee then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs, incurred by Grantee with respect to such smelting and refining.

In the event Grantee receives insurance proceeds for loss of production, Grantee shall pay to Grantor the Production Royalty percentage of any such insurance proceeds which are received by Grantee for such loss of production.

(c)            Production Royalty payments shall be made to Grantor as follows:

(i)            Grantor may elect to receive its Production Royalty on Precious Metals from the Properly “in cash” or “in kind” as refined bullion. The election may be exercised once per year on a calendar year basis during the life of production from the Property. Notice of election to receive the following year’s Production Royalty for Precious Metals in cash or in kind shall be made in writing by Grantor and delivered to Grantee on or before November 1 of each year. In the event no written election is made, the Production Royalty for Precious Metals will continue to be paid as it is then being paid. As of the date of this Agreement, Grantor elects to receive its Production Royalty on Precious Metals “in cash.” Royalties on Other Minerals shall not be payable in kind.

(A)            If Grantor elects to receive its Production Royalty for Precious Metals in kind, Grantor shall open a bullion storage account at each refinery or mint designated by Grantee as a possible recipient of refined human in which Grantor owns an interest. Grantor shall be solely responsible for all costs and liabilities associated with maintenance of such account or accounts, and Grantee shall not be required to bear any additional expense with respect to such in-kind payments.

(B)            Production Royalty will be paid by the deposit of refined bullion into Grantor’s account on or before the 25th day of each calendar month following a calendar month during which production and sale or other disposition occurred, Grantee shall deliver written instructions to the mint or refinery, with a copy to Grantor, directing the mint or refinery to deliver refined bullion due to Grantor in respect of the Production Royalty, by crediting to Grantor’s account the number of ounces of refined bullion for which Production Royalty is due; provided, however, that the words “other disposition” as used in this Agreement shall not include processing, milling, beneficiation or refining losses of Precious Metals. The number of ounces of refined bullion to be credited will be based upon Grantor’s share of the previous month’s production and sale or other disposition as calculated pursuant to the commingling provisions of Section 1(f) hereof.

(C)            Production Royalty payable in kind on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 1(a).

(D)            Title to refined bullion delivered to Grantor under this Agreement shall pass to Grantor at the time such bullion is credited to Grantor’s account at the mint or refinery.

(E)            Grantor agrees to hold harmless Grantee from any liability imposed as a result of the election of Grantor to receive Production Royalty in kind and from any losses incurred as a result of Grantor’s trading and hedging activities. Grantor assumes all responsibility for any shortages which occur as a result of Grantor’s anticipation of credits to its account in advance of an actual deposit or credit to its account by a refiner or mint.

(F)            When royalties are paid in kind, they will not reflect the costs deductible in calculating “Net Smelter Returns” under this Agreement. Within 15 days of the receipt of a statement showing charges incurred by Grantee for transportation, smelting or other deductible costs, Grantor shall remit to Grantee full payment for such charges. If Grantor does not pay such charges when due, Grantee shall have the right, at its election, to deduct the gold equivalent of such charges from the ounces of gold bullion to be credited to Grantor in the following month.

(ii)            If Grantor elects to receive its Production Royalty for Precious Metals in cash, and as to Production Royalty payable on Other Minerals, payments shall be payable on Dr before the twenty-fifth (25th) day of the month following the calendar month in which the Minerals subject to the Production Royalty were shipped to the Payor by Grantee. For purposes of calculating the cash amount due to Grantor, Precious Metals and Other Minerals will be deemed to have been sold or otherwise disposed of at the time refined production from Property is delivered, made available, or credited to Grantee by a mint or refiner. The price used for calculating the cash amount due for Production Royalty on Precious Metals or Other Minerals shall be determined in accordance with Section 1(a) and (b) as applicable. Grantee shall make each Production Royalty payment to be paid in cash by delivery of a check or draft payable to Grantor and delivering the check to Grantor at its address listed above. Grantor hereby waives and agrees to hold Grantee harmless against, and binds its successors and assigns to waive and hold Grantee harmless against, any claim by any other party to any Production Royalty paid by Grantee as herein provided.

(iii)            All Production Royalty payments or credits shall be accompanied by a detailed statement explaining the calculation thereof together with any available settlement sheets from the Payor.

(d)

(i)            On or before the 25th day of the month, Grantee shall make an interim settlement based on the information then available of such Production Royalty, either in cash or in kind, whichever is applicable, by paying (A) not less than one hundred percent (100%) of the anticipated final settlement of Precious Metals in kind Production Royalty payments and (8) not less than ninety-five percent (95%) of the anticipated final settlement of cash Production Royalty payments.

(ii)            The parties recognize that a period of time exists between the production of ore, the production of dore or concentrates from ore, the production of refined or finished product from dare or concentrates, and the receipt of Payor’s statements for refined or finished product. As a result, the payment of Production Royalty will not coincide exactly with the actual amount of refined or finished product produced from the Property for the previous month. Grantee will provide final reconciliation promptly after settlement is reached with the Payor for all lots sold or subject to other disposition in any particular month.

(iii)            In the event that Grantor has been underpaid for any provisional payment (whether in cash or in kind), Grantee shall pay the difference in cash by check and not in kind with such payment being made at the time of the final reconciliation. If Grantor has been overpaid in the previous calendar quarter, Grantor shall make a payment to Grantee of the difference by check. Reconciliation payments shall be made on the same basis as used for the payment in cash pursuant to Section 1(c)(ii).

(e)            All profits and losses resulting from Grantee’s sales of Precious Metals or Other Minerals, or Grantee’s engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions including trading transactions designed to avoid losses and obtain possible gains due to metal price fluctuations (collectively, “hedging transactions”) are specifically excluded from Production Royalty calculations pursuant to this Indenture. All hedging transactions by Grantee and all profits or losses associated therewith, if any, shall be solely for Grantee’s account.

The Production Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

(i)            The amount of Production Royalty to be paid on all Precious Metals subject to hedging transactions by Grantee shall be determined in the same manner as provided in Section 1(a), with the understanding that the average monthly spot price shall be for the calendar month preceding the calendar month during which Precious Metals subject to hedging transactions are shipped by Grantee to the Payor.

(ii)            The amount of Production Royalty to be paid on all Other Minerals subject to hedging transactions by Grantee shall be determined in the same manner as provided in Section 1(b), with the understanding that the average monthly spot price shall be for the calendar month preceding the calendar month during which Other Minerals subject to hedging transactions are shipped to the Payor.

II.                       Grantee may commingle ores from the Property with ores from other properties, provided that Grantee first develops a written commingling plan based upon commonly established industry practices. The plan shall identify (1) the process and procedures for determining weight and grade data regarding ores removed from the Property and the ores with which they are commingled; and (2) the manner in which the weight and grade data shall be used to determine the NSRR attributable to the Property. Grantor shall have the right to review the commingling plan and recommend changes to the plan. Grantor shall have the prior right to inspect and audit Grantee’s commingling process and procedures, commingling data, and accounts showing the manner in which Grantor’s NSRR has been calculated. Grantee shall maintain the data regarding commingling and NSRR calculations for a period of five (5) years, and shall make such data available to Grantor upon request.

III.                       In the event Grantee intends to abandon the Property or a portion thereof, it shall first give to Grantor sixty (60) days’ advance written notice of such intention and in such written notice shall offer to convey the Property to Grantor by deed. Provided, however, that if Grantee’s notice of abandonment is delivered to Grantor after July 1st of any year, Grantee shall be obligated to perform the annual assessment work or pay the annual maintenance fees required to keep the unpatented claims comprising the Property in good standing for the next assessment year. During the sixty (60) day period beginning on the date of Grantor’s receipt of notice, Grantor shall have the right, but not the obligation, to accept the offer of reconveyance. Grantor shall indicate its acceptance by giving written notice thereof to Grantee. If Grantor exercises its right to accept the reconveyance of the Property, Grantee shall forthwith execute and deliver to Grantor a deed conveying to Grantor all of Grantee’s right, title, estate and interest in the Property, with a warranty that the Property is free and clear of any lien or encumbrance created by Grantee or arising from Grantee’s activities on the Property. If Grantor fails to give notice of its acceptance of the offer of reconveyance within the sixty (60) day period described above, Grantee shall have no obligation to convey the Property to Grantor. Together with Grantee’s notice of abandonment of the Property or a portion thereof, Grantee shall furnish to Grantor a copy of all drilling logs, sample and drill. hole locations maps, and other noninterpretive factual data which Grantee has developed in connection with exploration and development of the property to be abandoned, Grantee shall have no liability on account of any such information received or acted on by Grantor or by any other party to whom Grantor delivers such information.

TO HAVE AND TO HOLD the same unto said Grantee, its successors and assigns forever.

IN WITNESS WHEREOF, Grantor has caused this Quitclaim Deed and Royalty Agreement to be executed.

NEWMONT NORTH AMERICA EXPLORATION LIMITED

By /s/ “Thomas Mahoney”

Name Thomas P. Mahoney

Title Vice President

Stamped and signed by Notary Public in the State of Colorado: Vicki Engleman Kelley

APPROVED AND AGREED TO by Grantee

Dated April 26, 2006

By /s/ “Lawrence Dick”

EVOLVING GOLD CORPORATION

Lawrence Dick, President

Stamped and signed by Notary Public in the Province of British Columbia: Bruce Bragagnolo

EXHIBIT A

PROPERTY

The following unpatented lode mining claims located in Grant County, New Mexico:

BLM	Claim Name	Grant	County
Serial Number	and Number	Book	Page
NMMC 171758	MAL 1	267	817
NMMC 171759	MAL 2	267	818
NMMC 171760	MAL 3	267	819
NMMC 171761	MAL 4	267	820
NMMC 171762	MAL 5	267	821
NMMC 171763	MAL 6	267	822
NMMC 171764	MAL 7	267	823
NMMC 171765	MAL 8	267	824
NMMC 171766	MAL 9	267	825
NMMC 171767	MAL 10	267	826
NMMC 171768	MAL 11	267	827
NMMC 171769	MAL 12	267	828
NMMC 171770	MAL 13	267	829
NMMC 171771	MAL 14	267	830
NMMC 171772	MA.L15	267	831
NMMC 171773	MAL 16	267	832
NMMC 171774	MAL 17	267	833
NMMC 171775	MAL 18	267	834
NMMC 171776	MAL 19	267	835
NMMC 171777	MAL 20	267	836
NMMC 171778	MAL 21	287	837
NMMC 171779	MAL 22	267	838
NMMC 171780	MAL 23	267	839
NMMC 171781	MAL 24	267	840
NMMC 171782	MAL 25	287	841
NMMC 171783	MAL 26	267	842
NMMC 171784	MAL 27	267	843
NMMC 171785	MAL 28	267	844
NMMC 171786	MAL 29	267	845
NMMC 171787	MAL 30	267	846
NMMC 171788	MAL 31	267	847
NMMC 171789	MAL 32	267	848
NMMC 171790	MAL 33	267	849
NMMC 171791	MAL 34	267	850
NMMC 171792	MAL 35	267	851
NMMC 171793	MAL 36	267	852
NMMC 171794	MAL 37	267	853
NMMC 171795	MAL 38	267	854

BLM	Claim Name	Grant	County
Serial Number	and Number	Book	Page
NMMC 171796	MAL 39	267	855
NMMC 171797	MAL 40	267	856
NMMC 171798	MAL 41	267	857
NMMC 171799	MAL 42	267	858
NMMC 171800	MAL 43	267	859
NMMC 171801	MAL 44	267	860
NMMC 171802	MAL 45	267	861
NMMC 171803	MAL 46	267	862
NMMC 171804	MAL 47	267	863
NMMC 171805	MAL 48	267	864
NMMC 171806	MAL 49	287	865
NMMC 171807	MAL 50	267	866
NMMC 171808	MAL 51	287	867
NMMC 171809	MAL 52	267	868
NMMC 171810	MAL 53	267	869
NMMC 171811	MAL 54	267	870
NMMC 171812	MAL 55	267	871
NMMC 171813	MAL 56	267	872
NMMC 171814	MAL 57	267	873
NMMC 171815	MAL 58	267	874
NMMC 171816	MAL 59	267	875
NMMC 171817	MAL 60	267	876
NMMC 171818	MAL 61	267	877
NMMC 171819	MAL 62	267	878
NMMC 171820	MAL 63	267	879
NMMC 171821	MAL 64	267	880
NMMC 171822	MAL 65	267	881
NMMC 171823	MAL 66	267	882
NMMC 171824	MAL 67	267	883
NMMC 171825	MAL 68	267	884
NMMC 171826	MAL 69	267	885
NMMC 171827	MAL 70	267	886
NMMC 171828	MAL 71	267	887
NMMC 171829	MAL 72	267	888
NMMC 171830	MAL 73	267	889
NMMC 171831	MAL 74	267	890
NMMC 171832	MAL 75	267	891
NMMC 171833	MAL 76	267	892
NMMC 171834	MAL 77	267	893
NMMC 171835	MAL 78	267	894
NMMC 171836	MAL 79	267	895
NMMC 171837	MAL 80	267	896